EXHIBIT (a)(6)

June 11, 1999

TO UNITHOLDERS IN CAPITAL SOURCE II L.P.-A

RE:    Offer to Purchase Beneficial Assignment Certificates


Dear Fellow Investor:

Madison Liquidity Investors 104, LLC (the "Purchaser") is seeking to buy your Beneficial Assignment Certificates (the "Units") in Capital Source II L.P.-A (the "Partnership") for $5.00 per Unit in cash (the "Offer Price"). This amount will be reduced by the $50.00 transfer fee (per transfer, not per Unit) charged by the Partnership and any cash distributions made by the Partnership on or after May 13, 1999. This letter supersedes in its entirety the previous letter to you, dated May 13, 1999.

We are an investment firm which buys units in dozens of underperforming limited partnerships and are not affiliated with the Partnership or the General Partner. We are principals seeking to acquire Units for our investment portfolio only (we are not a matching service or professional broker who resells units). The Purchaser and its affiliates have over $285 million in capital that is committed to paying limited partners for their units. To date, over 52,000 limited partners nationwide in over 250 limited partnerships have chosen to sell their units to us. This has made the Purchaser a leading and reliable choice for limited partnership investors seeking a time and cost efficient liquidity option.

Factors to Consider in Evaluating in the Offer

The Purchaser believes that the following are aspects of the Offer that should be considered when deciding whether or not to tender Units.

- Unitholders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership. Although the Purchaser cannot predict the future value of the Partnership's assets on a per Unit basis, the Offer Price could differ significantly from or be significantly less than the net proceeds that would be realized from a current sale of the properties owned by the Partnership (the "Properties"), that may be realized upon a future liquidation of the Partnership or that may be realized by holding the Units for the entire life of the expected payment stream from the Properties.

- The Purchaser has undertaken the Offer at this time in order to participate, as a Limited Partner of the Partnership, in the proposed merger of the Partnership with America First Real Estate Investment Company, Inc. ("AFRIC") where the resulting entity is a publicly-traded limited partnership. This proposed merger was disclosed in a registration statement on Form S-4 filed by AFRIC on May 7, 1998. Unitholders who tender their Units will give up the opportunity to participate in this merger, if it occurs.

- The Purchaser is making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the Offer Price of $5.00 per Unit, the Purchaser is motivated to establish the lowest price that might be acceptable to Unitholders consistent with the Purchaser's objectives. Such objectives and motivations may conflict with the interests of the Unitholders in receiving the highest price for their Units.

- Upon the liquidation of the Partnership, the Purchaser will benefit to the extent, if any, that the amount per Unit it receives in the liquidation exceeds the Offer Price, if any. Therefore, Unitholders might receive more value if they hold their Units, rather than tender, and receive proceeds from the liquidation of the Partnership. When the assets of the Partnership are ultimately sold, the return to Unitholders could be higher than the Offer Price. Unitholders are urged to consider carefully all the information contained herein before accepting the Offer.

- No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness.

- The net asset value of the Units, as communicated by the General Partner to the Purchaser, is $7.62 per Unit, which is more than the Offer Price.

- Although not necessarily an indication of value, the $5.00 Offer Price per Unit is approximately 22% lower than the $6.37 weighted average selling price for the Units (before any adjustment for typical commissions or transaction costs), as reported by The Partnership Spectrum, an independent, third-party source, for the period December 1, 1998 through January 31, 1999. As further reported by The Partnership Spectrum during the two month period ended January 31, 1999, there were 12 trades conducted representing an aggregate of 9,041 Units sold or transferred

- After the consummation of the Offer, and unless otherwise prohibited, the Purchaser will vote the Units acquired in the Offer in its own interest, which may be different from or in conflict with the interests of the remaining Unitholders.

- In the event a total of more than 196,544 Units are tendered, the Purchasers may accept only a portion of the Units tendered by a Unitholder on a pro rata basis.

- The eventual transfer of all tendered Units is subject to the final approval of the Partnership or General Partner and is subject to their discretion.

- Unitholders may no longer wish to continue with their investment in the Partnership for a number of reasons, including:

- The gross sales prices reported by The Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. The Purchaser cannot, and does not, know whether the information compiled by The Partnership Spectrum is accurate or complete.

- The Partnership's ability to generate cash adequate to meet its needs is dependent primarily upon the operations of its real estate investments and the future availability of bank borrowings and the potential refinancing and sale of the Partnership's remaining real estate investments. These sources of liquidity will be used by the Partnership for payment of expenses related to real estate operations, capital expenditures, debt service and expenses. Cash flow, if any, will then be available for distribution to the Partners.

- For Unitholders who sell their Units in accordance with this Offer, 1999 will be the final year for which you receive a K-1 Tax Form from the Partnership assuming that the transfer of your Units is effectuated by the General Partner in 1999. Many investors who have tax professionals prepare their taxes find the cost of filing K-1s to be burdensome, particularly if more than one limited partnership is owned.

- The decision to accept the Offer eliminates the potential uncertainty related to waiting for future distributions of sales and final liquidation proceeds. Furthermore, by selling the Units for cash now, the Unitholder would enjoy the ability to redeploy investment assets into alternative and potentially more liquid investments.

- The Offer will provide Unitholders with an immediate opportunity to liquidate their investment in the Partnership without the usual transaction costs associated with market sales.

- Although there are some limited resale mechanisms available to the Unitholders wishing to sell their Units, there is no
       formal trading market for the Units.   Accordingly,
       Unitholders who desire liquidity may wish to consider the Offer. The Offer affords Unitholders an opportunity to dispose of their Units for cash, which alternative otherwise might not be available to them. However, the Offer Price is not intended to represent either the fair market value of a Unit or the fair market value of the Partnership's assets on a per Unit basis.

-      General disenchantment with real estate investments.

- General disenchantment with long-term investments in limited partnerships because of, among other things, their illiquidity and the inability of Unitholders to effectuate management control over the Partnership's affairs through the annual election of the General Partners. Unitholders should note, however, that they do have the right to remove the General Partners by majority vote.

- The Offer provides Unitholders with the opportunity to liquidate their Units and to reinvest the proceeds in other investments should they desire to do so. The Purchaser believes that the Units represent an attractive investment for the Purchaser at the Offer Price. There can be no assurance, however, that this judgment is correct. Ownership of Units will remain a speculative investment."

The Purchaser will purchase a maximum of 4.90% of the outstanding Units pursuant to this Offer. If more Units are offered to us, we will prorate our purchase ratably to all sellers. You will be paid promptly following (i) receipt of a valid, properly executed Agreement of Assignment and Transfer (see the enclosed document) and
(ii) receipt by the Purchaser of the Partnership's confirmation that the transfer of Units has been effectuated, subject to Section 4 ("Proration") of the Offer to Purchase. ALL SALES OF UNITS WILL BE IRREVOCABLE BY YOU, SUBJECT TO SECTION 5 ("WITHDRAWAL RIGHTS") OF THE OFFER TO PURCHASE.

A COMPREHENSIVE DISCUSSION OF THE TERMS OF THE OFFER CAN BE FOUND IN THE OFFER TO PURCHASE, EXHIBIT (A)(1) TO THE SCHEDULE 14D-1.

If you wish to accept our offer, please complete and MEDALLION SIGNATURE GUARANTEE (this must be done by your broker or a bank where you have an account) the enclosed Agreement of Assignment and Transfer and return it in the enclosed envelope, along with your limited partnership certificate (if one was issued to you and is available).

Our offer will expire at 5:00 p.m., Eastern Standard Time, on June 17, 1999 unless the offer is extended. We encourage you to act promptly.

Please call us at (303) 858-0000, or send a fax to (303) 858-0001, if you have any questions. Thank you for your consideration of our offer.

Very truly yours,

Madison Liquidity Investors 104, LLC
COMMONLY ASKED QUESTIONS AND ANSWERS

WHY WOULD I WANT TO SELL MY UNITS TO THE PURCHASER?
Have your original objectives for this investment been met? Are you pleased with the way this investment has performed to date? We have found that most investors are disappointed with the performance of their limited partnership investments. Many investors have been in these investments far longer than originally anticipated and their returns have been disappointing. In addition, the tax reporting requirements for limited partnerships are burdensome and costly, often requiring an accountant to prepare your taxes. Requirements by certain states also increase this burden by requiring limited partners to file state income tax returns, and potentially to pay taxes, in states where a partnership owns properties, regardless of the overall profitability of the partnership.

Many investors feel that selling their limited partnership units will free up funds to pursue more attractive investment options.
And unlike limited partnerships, most other investments provide immediate liquidity in the event an investor needs access to his/her funds.

While emotionally difficult to accept, many investors are realizing that not only will original projections never be met on many of these limited partnerships, but, in some cases, original investment capital will never be fully recovered. Thus, a readily available purchase offer for an underperforming investment with an uncertain termination date may be an opportunity worthy of your consideration.

WHY DOES THE PURCHASER WANT TO BUY MY UNITS?
The Purchaser purchases units in dozens of underperforming limited partnerships for its own investment portfolio and not for the purposes of reselling the Units or matching buyers and sellers, as is the case with secondary market matching services. By agreeing to sell to the Purchaser, you are assuring a sale of your Units, subject to proration rights and other conditions having been met. A secondary market firm cannot assure a sale unless it can locate a buyer who is interested in purchasing your particular Units. Most individual investors are not interested in purchasing limited partnership units for their investment portfolios, so the Purchaser is providing you with a liquidity option that is generally not otherwise readily available.

Unlike other firms that purchase limited partnership units, the Purchaser is typically not interested in acquiring controlling interests in limited partnerships. Furthermore, buying units in a broad portfolio of limited partnerships allows us to diversify our investment portfolio, thus mitigating our risk of purchasing such underperforming investments.

WHAT OTHER OPTIONS ARE AVAILABLE TO ME TO SELL MY UNITS?
NOT MANY! Unlike the Purchaser, secondary market firms will only match buyers and sellers. They do not provide a firm bid. So the only way you can sell your Units through this market is if they can locate an interested buyer. FURTHERMORE, THE PURCHASER CHARGES NO COMMISSIONS (SECONDARY MARKET FIRMS GENERALLY CHARGE UP TO 10%, SUBJECT TO A $150 - $200 MINIMUM COMMISSION PER TRADE).

HOW DO I SUBSCRIBE TO THE PURCHASER'S OFFER AND WHEN WILL I BE PAID? The purchase process involves several steps. By carefully following the instructions on the enclosed checklist, you are ensuring the fastest possible turnaround time for the sale of your Units. Properly completed Agreements of Assignment and Transfer are forwarded by the Purchaser to the General Partner on a weekly basis following the completion of the offer. Most general partners will take approximately four weeks thereafter to confirm the number of Units you own and provide the Purchaser with the effective transfer date. IRA investors should add approximately two weeks because of the additional signatures required from your custodian. Thereafter, you will be promptly paid by the Purchaser.

HOW DID THE PURCHASER GET MY NAME?
The rules of the Securities and Exchange Commission provide that issuers such as the Partnership are required under certain circumstances to either provide bidders such as the Purchaser with a list of its securityholders, or to contact such securityholders on our behalf.

WHAT HAPPENS IF I DON'T SELL MY UNITS?
Nothing. If you choose to retain your investment in the Partnership, you will be a limited partner until all its assets and the Partnership have been liquidated. Remember, however, that even if the Partnership had an original anticipated holding period of five, seven or ten years, there is usually nothing requiring liquidation within this time frame. In fact, most limited partnerships can legally continue for up to twenty or thirty years, or longer, from inception.

          IF YOU HAVE ANY ADDITIONAL QUESTIONS, PLEASE CALL:
         THE PURCHASER, MADISON LIQUIDITY INVESTORS 104, LLC
                            (303) 858-0000
INSTRUCTIONS TO COMPLETE AGREEMENT OF ASSIGNMENT AND TRANSFER FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER
By checking-off below ALL of the items that pertain to your form of ownership, you are guaranteeing the fastest turnaround time for payment for your Units. Refer to the "Other Common Oversights" section below to make sure you are not forgetting anything that may delay processing.

Upon our receipt of your Agreement of Assignment and Transfer, the Purchaser will evaluate it to determine if it is complete by the General Partner's standards. If your Agreement is incomplete, you will receive a deficiency letter from us that will let you know the additional information that we need to process your sale. Please respond promptly to such request for additional information. YOUR FAILURE TO PROVIDE THIS ADDITIONAL INFORMATION CAN ADD WEEKS TO THE PROCESSING TIME.

1.BOX A
-  INDIVIDUAL OWNER/JOINT OWNERS OF RECORD
               [   ]  Sign Agreement (BOTH owners must sign if joint account).
               [   ]  Provide a MEDALLION SIGNATURE GUARANTEE.
               [   ]   Enclose your original limited partnership
                       certificate, if available.
               [   ]   Return Agreement to the Purchaser in
                       pre-paid/pre addressed envelope provided.

-  IRA INVESTORS
               [   ]   Beneficial owner should sign Agreement.
                       the Purchaser will work directly with your Custodian to get the necessary custodial signature/medallion guarantee and we will then forward your check directly to your IRA account.

-  TRUST, PROFIT SHARING AND PENSION PLANS
               [   ]   Authorized signatory should sign Agreement.
               [   ]   Enclose first, last and other applicable
                       pages of TRUST OR PLAN AGREEMENT showing that signor(s) is authorized signatory.

-  CORPORATIONS
               [   ]   Authorized signatory should sign Agreement.
               [   ]   INCLUDE CORPORATE RESOLUTION showing that
                       signor(s) is authorized signatory.

-  OTHER COMMON OVERSIGHTS
               [   ]   Death Certificates:  If the owner of the
                       Units has died, please enclose a copy of the
                       Death Certificate and evidence of your
                       signature authority.
               [   ]   Letters Testamentary:  If you have inherited
                       the Units, include a copy of the original owner's DEATH CERTIFICATE and a copy of the LETTERS TESTAMENTARY OR WILL showing that you are the legal owner of the Units.

2.     BOX B - MEDALLION SIGNATURE GUARANTEE.
       Required to be signed by your bank or brokerage house only.

3.     BOX C - SUBSTITUTE FORM W-9.
       Please check the shaded box in Box C(i) if you do not have a Taxpayer Identification Number or Social Security Number ("TIN") but have already applied for a TIN. Please check the shaded box in Box C(ii) if you are subject to the 31% federal tax backup withholding.

4.     BOX D - FIRPTA AFFIDAVIT.
       Please check the shaded box in Box D(i) if you are not a U.S. citizen or a resident alien for purposes of U.S. income taxation, or are a foreign corporation, foreign partnership, foreign estate or foreign trust. If the Unitholder is a corporation, please indicate the state of incorporation in the shaded area in Box D(iii).

5.     BOX E - FOREIGN PERSONS.
       Please check the shaded box in Box E if you are an "exempt foreign person" for purposes of the backup withholding rules under the federal income tax laws.


Please note: A Medallion Signature Guarantee is similar to a notary, but is provided by your bank or brokerage house where you have an account.

          IF YOU HAVE ANY ADDITIONAL QUESTIONS, PLEASE CALL:
                 MADISON LIQUIDITY INVESTORS 104, LLC
                            (303) 858-0000